FOR IMMEDIATE RELEASE
For more information, contact:
Kevin Waetke, Director of Corporate Communications                (515) 281-2785


     MIDAMERICAN SUBSIDIARY COMPLETES TENDER OFFER FOR HOMESERVICES.COM INC.
     -----------------------------------------------------------------------

         Des Moines, Iowa - September 25, 2001 - HMSV Acquisition Corp., a wholly owned subsidiary of MidAmerican Energy Holdings Company ("MidAmerican"), announced today that it had successfully completed its tender offer for all outstanding shares of the common stock of HomeServices.Com Inc. (Nasdaq: HMSV, "HomeServices") at a purchase price of $17.00 per share, net to the seller in cash. As of the expiration of the tender offer at 12 midnight, New York City time, on Monday September 24, 2001, the HomeServices shares validly tendered and accepted for purchase, together with shares previously owned by HMSV Acquisition Corp., constituted more than 90% of the total outstanding shares of HomeServices. In addition, as of the expiration of the tender offer, the HomeServices shares validly tendered and accepted for purchase constituted a majority of the total outstanding shares of HomeServices not owned by MidAmerican Energy Holdings Company, its affiliates and the directors and executive officers of HomeServices immediately prior to the expiration of the tender offer, thereby satisfying the "majority of the minority" condition to the tender offer.

         Within the next few days, MidAmerican, as the owner of more than 90% of the outstanding shares of common stock of HomeServices, will cause HMSV Acquisition Corp. to be merged with and into HomeServices pursuant to the "short-form" merger provisions of applicable Delaware law. Following the merger, MidAmerican will own 100% of the outstanding HomeServices common stock, although options entitling employees to purchase HomeServices common stock following consummation of the merger will remain outstanding.

         HomeServices, based in Minneapolis, is the second-largest, full-service independent residential real estate brokerage firm in the U.S. based on closed transaction sides. HomeServices offers integrated real estate services including mortgage origination, title and closing services, and other related services. HomeServices operates primarily under the Edina Realty, Iowa Realty, CBSHOME Real Estate, J.D. Reece, J.C. Nichols Residential, Long Realty, Paul Semonin Realtors, Carol Jones Realty, First Realty/GMAC, and Champion Realty brand names in 12 states: Minnesota, Iowa, Nebraska, Kansas, Missouri, Arizona, Kentucky, Wisconsin, Indiana, North Dakota, South Dakota and Maryland. HomeServices ranks first in market share in each of its major markets, operates more than 184 branch offices, has approximately 8,100 sales associates and has an average operating history of nearly 50 years in its major markets. Information about HomeServices and its principal subsidiary companies is available on the Internet at www.homeservices.com.

         MidAmerican, headquartered in Des Moines, Iowa, is a privately owned global energy provider. MidAmerican has approximately 9,600 employees and provides electric and natural gas service to approximately three million customers. MidAmerican has approximately 10,000 net megawatts of diversified power generation under ownership, contract and in operation, construction and advanced development. Information on MidAmerican is available on the Internet at www.midamerican.com.


                                       ###